## SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

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## FORM 6-K

## REPORT OF A FOREIGN PRIVATE ISSUER
## PURSUANT TO RULE 13a-16 OR 15d-16
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

## For September 2005

## Commission File Number 0-28800

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## DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

**Attached to the Registrant Form 6-K filing for the month of September 2005, incorporated by reference herein:**

**<u>Exhibit</u>**

99.1  Release dated September 1, 2005, entitled "SIMMER AND JACK TAKES OVER AT FORMER NORTH WEST OPERATIONS"
99.2  Release dated September 2, 2005, entitled " SIMMER AND JACK TAKES OVER AT FORMER NORTH WEST OPERATIONS"

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: September 05, 2005

By: / Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

**Exhibit 99.1**

DRDGOLD Limited
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE000058723
ARB number: 086 277 616
("DRDGOLD")


SIMMER AND JACK TAKES OVER AT FORMER NORTH WEST OPERATIONS

DRDGOLD has concluded an agreement with Simmer and Jack Mines Limited ("Simmer and Jack") for the sale of its shareholding in Buffelsfontein Gold Mines Limited ("Buffelsfontein") ("the agreement"), which is currently in provisional liquidation.

The agreement is conditional on:

-   the acceptance by the court and the majority of Buffelsfontein's creditors of a scheme of arrangement proposed by Simmer and Jack;

-   approval by the Competition Commission; and

-   the Department of Water Affairs and Forestry agreeing to substitute DRDGOLD with Simmer and Jack in the underground water pumping directives that currently regulate the proportionate contribution of the surrounding mines to the costs and maintenance of pumping.

Buffelsfontein, known as DRDGOLD's North West Operations ("NWO"), was placed in provisional liquidation on 22 March 2005, following continued financial losses and a earthquake on 9 March 2005, which caused irreparable damage to No. 5 Shaft.

Simmer and Jack has made proposals that could revive the NWO, albeit on a smaller scale and with vastly different cost structures and obligations. DRDGOLD has supported Simmer and Jack in this acquisition and is pleased to see the resumption of mining in the area.

Simmer and Jack's scheme of arrangement involves payment of R45 million to the provisional liquidators and the fresh appointment of employees without assumption of any accumulated pre-liquidation employee benefits.

Simmer and Jack said that it was appreciative of the support DRDGOLD had shown throughout the process and would like to conclude the transaction as speedily as possible so that underground operations could resume and the company could begin re-employing some of the workers from the surrounding community.

The preferred bidder for the assets, Simmer and Jack currently:

- manages NWO;
- pays its holding costs in terms of an interim agreement with the provisional liquidators; and
- conducts limited mining of surface dumps.

Simmer and Jack may offset up to R20 million of its contribution to holding costs against the proposed payment to the provisional liquidators of R45 million.

In exchange for the transfer of its holdings in Buffelsfontein, Simmer and Jack will pay DRDGOLD R1.00, and will indemnify DRDGOLD against any liabilities or obligations which could arise against it in connection with the environmental rehabilitation of Buffelsfontein, as well as the management and pumping of underground water. Simmer and Jack will have the benefit, however, of drawing down against the rehabilitation trust fund, which was transferred to the Department of Minerals and Energy ("DME") upon the provisional liquidation of Buffelsfontein.

DRDGOLD remains committed to the R9 million social fund established to help any NWO employees who may be retrenched as a result of the liquidation. In total, DRDGOLD has provided R47.9m, post-liquidation, to assist the NWO's liquidators, most of which was used to pay workers' wages.

DRDGOLD remains Buffelsfontein's largest debtor with some R1 billion owing.

The provisional liquidators of Buffelsfontein are pursuing a valid, but as yet unquantified insurance claim for damage and losses incurred in the March earthquake. The proceeds of this claim are not included in the scheme proposed by Simmer & Jack.

DRDGOLD has said it will support a DME initiative to conduct further scientific research into seismicity and its relationship with mining. The March earthquake was a 1 in 50-year event and the company believes there are significant lessons to be learnt for the benefit of the industry as a whole.

Queries:

South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 381 7826 (office)
+27 83 604 0820 (mobile)

James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

North America
Investor and Media Relations
Barbara Cano, Breakstone Group

+1 646 452 2334 (office)

Australasia
Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)

United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398

**Exhibit 99.2**

DRDGOLD Limited
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE000058723
ARB number: 086 277 616
("DRDGOLD")

SIMMER AND JACK TAKES OVER AT FORMER NORTH WEST OPERATIONS

In yesterday's announcement, regarding Simmer and Jack Mines Limited's acquisition of Buffelsfontein Gold Mines Limited ("Buffelsfontein"), the second last paragraph stated that:

-       DRDGOLD remains Buffelsfontein's largest debtor with some R1 billion owing.

This should have read:

-       DRDGOLD remains Buffelsfontein's largest creditor with some R1 billion owing.

Queries:

South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 381 7826 (office)
+27 83 604 0820 (mobile)

James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

North America
Investor and Media Relations
Barbara Cano, Breakstone Group
+1 646 452 2334 (office)

Australasia
Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)

+61 414 947 129 (mobile)

United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398